Exhibit 99.7

IMMEDIATE	2 April 2003

Royal & SunAlliance revision of date of publication of First Quarter 2003 Results

Due to the expected pricing date of 12 May for the initial public offering of Royal & SunAlliance’s Australian and New Zealand businesses, the publication of the first quarter 2003 results will be deferred until 22 May 2003. This will allow an update of the progress of the Group’s capital release plan with the first quarter results.

Further details will be issued in due course.

–ENDS–